Mail Stop 3720

December 21, 2006

Dean Valentino
President
Famous Uncle Al's Hot Dogs & Grille, Inc.
100 Mill Plain Road
Danbury, CT 06811

> **Re: Famous Uncle Al's Hot Dogs & Grille, Inc.**
> **Amendment No. 4 to Form SB-2**
> **Filed December 15, 2006**
> **File No. 333-132948**

Dear Mr. Valentino:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Summary

1. We note your response to prior comment 2. It does not appear that you have updated the financial information appearing under Item 3 – Summary Information and Risk Factors. Please revise to update this information as of September 31, 2006.

Financial Statements

2. It appears that you have included a portion of the financial statements of the predecessor, Famous Uncle Al's Hot Dogs, Inc., twice. Please remove the incomplete version of these financial statements.

Financial Statements of Famous Uncle Al's Hot Dogs & Grille, Inc.

Statement of Operations

3. We note that you have labeled your Statement of Operations for the period from March 4, 2005 (inception) to December 31, 2005 as "Famous Uncle Al's Hot Dogs, Inc." Please revise to label this statement as "Famous Uncle Al's Hot Dogs & Grille, Inc."

4. We note your response to comment 6. We reissue our prior comment 16 from our letter dated September 22, 2006. Please disclose loss per share information for each period presented in your annual financial statements of Famous Uncle Al's Hot Dogs & Grille, Inc., as required by SFAS 128.

Note 2 – Purchase of Assets

5. We note your response to comment 7. Please expand your policy to describe the steps in the goodwill impairment test, as discussed at paragraphs 19 and 20 of SFAS 142.

Exhibit 23.1

6. We note that your auditor's consent refers to a report dated May 30, 2006. This date does not correspond to the date of the report contained in the filing, which is March 31, 2006. Please ask your auditor to revise the consent accordingly and to include a reference to his report dated November 28, 2006 regarding the financial statements of Famous Uncle Al's Hot Dogs, Inc.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 or me at (202) 551-3810 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: via facsimile (918) 336-3152
        John Heskett, Esq.